Exhibit 21

Kona Grill, Inc.
List of Subsidiaries

Name of Company	State of Incorporation	State(s) of Qualification
Kona Restaurant Holdings, Inc. (1)	Delaware
Kona Macadamia, Inc. (2)	Delaware	Colorado
Florida
Indiana
Ohio
Michigan
Missouri
Nevada

Kona Sushi, Inc. (2)	Arizona	Nebraska
Illinois
Kona Texas Restaurants, Inc. (2)	Texas

(1) Wholly owned subsidiary of Kona Grill, Inc.
(2) Wholly owned subsidiary of Kona Restaurant Holdings, Inc.